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May 24, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:          Mr. Tony Watson

Re:	FTAI Infrastructure LLC Registration Statement on Form 10 Submitted April 29, 2022 (CIK No. 0001899883)
Dear Mr. Watson,

On behalf of our client, Fortress Transportation and Infrastructure Investors LLC (“Our Client” or “FTAI”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10 submitted by FTAI Infrastructure LLC (a subsidiary of Our Client, the “Company” or “FTAI Infrastructure”) to the Commission on April 29, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

* * * * *

Mr. Watson
Securities and Exchange Commission
May 24, 2022

Form 10 filed April 29, 2022

Background of the Spin-Off, page 49

1.
Please refer to comment 6 from our letter dated January 18, 2022 and your response dated February 4, 2022. Please include a cross-reference here to the material terms of the spin- off you describe beginning on page 19. In addition, please revise this section to clarify how, prior to their presentation to the special committee, the material terms of the spin-off were determined by FTAI, including, but not limited to: the ancillary agreements, the merger, internal reorganization and the New Financing. Please also revise to further explain how it was decided to explore the separation of the infrastructure business into a newly-created and separately-traded public company.

Response: The Company has revised the disclosure on page 49 of Amendment No. 1 in response to the Staff’s comment to add a cross reference the material terms of the spin-off described beginning on page 19 of Amendment No. 1. In addition, the Company has revised the disclosure on pages 49 and 50 of Amendment No. 1 in response to the Staff’s comment to clarify how, prior to their presentation to the special committee, the material terms of the spin-off were determined by FTAI. Finally, the Company has revised the disclosure on pages 49 and 50 of Amendment No. 1 in response to the Staff’s comment to further explain how it was decided to explore the separation of the infrastructure business into a newly-created and separately-traded public company.

Our Spin-Off From FTAI, page 49

2.
Please refer to comment 7 from our letter dated January 18, 2022 and to your response letter dated February 4, 2022. Please revise to disclose whether the board of directors considered alternatives to the spin-off transaction and, if so, why those alternatives were rejected.

Response: The Company has revised the disclosure on pages 49 and 50 of Amendment No. 1 in response to the Staff’s comment to discuss the consideration of alternatives to the spin-off transaction considered by the board of directors.

Unaudited Pro Forma Combined Consolidated Financial Information, page 58

3.
Please tell us your consideration of the guidance in SAB Topic 3:C related to recording increases in the carrying amount of your preferred stock and your treatment of those increases in your calculations of loss per share.

Response: The Company respectfully advises the Staff that it considered SAB Topic 3:C, as well as ASC 480-10-S99-3A, paragraph 15. Specifically, paragraph 15 requires accretion from the carrying amount to its redemption value when the security is not currently redeemable, but it is probable that the security will become redeemable outside of the Company’s control, due solely to the passage of time. Based on the current proposed terms of the Series A Preferred Stock, the instrument is not redeemable at issuance; however, it is probable of becoming redeemable in the future with the passage of time.  Therefore, the Company has revised its disclosures to reflect the required accretion for each of the periods presented in the pro forma financial statements. In addition, the Company has included the impact of the accretion in the calculation of basic and diluted net loss per share for the respective periods presented.

Mr. Watson
Securities and Exchange Commission
May 24, 2022

4.
In reference to Note 2, adjustment (d) on pages 65 and 66, please clarify how you accounted for the warrants and expected grant of options to FIG LLC in the pro forma financial information. Also, please tell us why you cannot estimate the per share price of your common equity at the time of separation, and your consideration of the guidance in Rule 11-02(a)(10) of Regulation S-X.

Response: The Company respectfully advises the Staff that the Warrants, for which terms are still under negotiation, and the expected grant of options to FIG LLC, are financial instruments that are expected to qualify for equity classification under the guidance in ASC 480 and ASC 815-40.  As a result, the Company will allocate the proceeds from the issuance of the Series A Preferred Stock to the Series A Preferred Stock and Warrants. The options granted to FIG LLC will be triggered by the issuance of preferred stock based on the terms of the Company’s management agreement with FIG LLC and will be accounted for as a cost of issuing equity.  The Company has added discussion to the footnotes of the pro forma financial statements to clarify the expected accounting treatment.

Regarding the estimated fair value of the Company’s stock price, which impacts the amounts recorded related to the Warrants and options, the Company notes that there is significant uncertainty regarding the per share price given that the stock of the Company is not yet trading, and the share price is dependent on market dynamics at the time of spin.

For illustrative purposes, the Company has updated its pro forma financial statements to reflect the estimated allocation of proceeds to the Warrants and options within additional paid in capital (and the resulting impact on accretion of the Series A Preferred Stock to the redemption value), utilizing a preliminary Black Scholes valuation, based on a $10.00 per share value.  Additionally, to present the sensitivity of a change in the per share value, the Company has disclosed in its pro forma footnotes the impact on the valuation of these financial instruments and related accretion due to a $1.00 change in the per share value in accordance with Rule 11-02(a)(10) of Regulation S-X.

Mr. Watson
Securities and Exchange Commission
May 24, 2022

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If you have any questions regarding this filing, please contact Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Michael J. Schwartz
Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP